                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                             ---------------------



                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)


                         NATIONAL PROPERTY INVESTORS 4
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                             ---------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation*     $2,863,885              Amount of Filing Fee: $572.78
-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 10,528.99 units of limited partnership interest of the subject partnership for $272 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:                        Filing Parties:


Form or Registration No.:                      Date Filed:




                         (Continued on following pages)



                               Page 1 of 12 Pages

                                                             Page 2 of 12 Pages

CUSIP No.   NONE                14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                 [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,487

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  7.5%

10.      TYPE OF REPORTING PERSON

                  PN

                                                             Page 3 of 12 Pages

CUSIP No.   NONE                14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,487

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  7.5%

10.      TYPE OF REPORTING PERSON

                  CO

                                                             Page 4 of 12 Pages

CUSIP No.   NONE                14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  INSIGNIA PROPERTIES, L.P.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  32,525

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                             [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  54.2%

10.      TYPE OF REPORTING PERSON

                  PN

                                                             Page 5 of 12 Pages

CUSIP No.   NONE                14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU
         ANT TO ITEMS 2(e) OR 2(f)                                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  32,525

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  54.2%

10.      TYPE OF REPORTING PERSON

                  CO

                                                             Page 6 of 12 Pages

CUSIP No.   NONE                14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                 [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  37,012

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                             [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  61.7%

10.      TYPE OF REPORTING PERSON

                  CO

                SCHEDULE 14D-1/AMENDMENT NO. 11 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of National Property Investors 4 (the "Partnership"); and (b) Amendment No. 11 to the
Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 29, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 30, 1996, by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("IPC") and Andrew L. Farkas,
(ii) Amendment No. 2, filed with the Commission on February 28, 1996, by Insignia, IFGP, NPI, Riverside, Commercial, IPC and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on January 16, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT') and Andrew L. Farkas, and (iv) Amendment No. 4, filed with the Commission on August 28, 1997, by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, IPT, Insignia and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on October 3, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on November 10, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, and
(x) Amendment No. 10, filed with the Commission on October 26, 1998, by IPLP Acquisition, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"). IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(1) SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is National Property Investors 4, a California limited partnership. The address of the Partnership's principal executive offices is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

         (b) This Statement relates to an offer by AIMCO OP to purchase up to 10,528.99 of the 60,005 outstanding units of limited partnership interest (the "Units") of the Partnership at a purchase price per Unit, net to the seller, of $272 in cash (less the amount of any distributions paid by the Partnership on and after June 9, 1999), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated June 9, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal and Instructions thereto (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and
(a)(2) hereto, respectively.

         (c) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Prices on Secondary Market" is incorporated herein by reference.

(2) IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 11 to the Schedule 13D, by IPLP Acquisition I, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited



                               Page 7 of 12 Pages
partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investment and Management Company, a Maryland corporation. The sole general partner of AIMCO OP is AIMCO-GP. AIMCO-GP is a wholly owned subsidiary of AIMCO. On February 26, 1999, IPT was merged into AIMCO, and AIMCO contributed IPT's interest in IPLP to AIMCO's wholly owned subsidiary, AIMCO/IPT. AIMCO/IPT also replaced IPT as the sole general partner of IPLP. IPLP Acquisition is a wholly owned subsidiary of AIMCO OP. The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The information set forth in the Offer to Purchase under "The Offer -- Section 8. Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference. The executive officers and directors of AIMCO and AIMCO-GP are listed on Annex I to the Offer to Purchase ("Annex I"), which is incorporated herein by reference.

         (e)-(f) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3) PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in Item 1 of Part I and Items 9 through 12 of Part III of the Partnership's Form 10-KSB for the year ended December 31, 1998, and the financial statements and notes thereto included therein, and the information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- General," "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers," "The Offer - Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Distributions" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Compensation Paid to the General Partner and Its Affiliates" is incorporated herein by reference.

(4) SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(c) The information set forth in the Offer to Purchase under "The Offer -- Section 15. Source of Funds" is incorporated herein by reference.

(5) PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(g) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer," "The Offer --
Section 12. Future Plans of the Purchaser" and "The Offer -- Section 7. Effects of the Offer" is incorporated herein by reference.

(6) INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) IPLP directly owns 32,525 Units, IPLP Acquisition directly owns 4,452 Units and AIMCO OP directly owns 35 Units (for an aggregate of 37,012 Units), representing 54.2%, 7.4%, and 0.1% respectively, or a total of 61.7% of the outstanding Units based on the 60,005 Units outstanding at December 31, 1998.

         AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. AIMCO/IPT is the sole general partner of


                               Page 8 of 12 Pages

IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

         AIMCO OP, AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by IPLP Acquisition by reason of their relationship with IPLP Acquisition. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. IPLP Acquisition is a wholly owned subsidiary of AIMCO OP, and AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

         Accordingly, for purposes of this Statement: (i) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of the 32,525 Units owned by it; (ii) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 32,525 Units directly owned by IPLP;
(iii) IPLP Acquisition is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of the 4,452 Units owned by it; (iv) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 35 Units directly owned by it and the 4,452 Units directly owned by IPLP Acquisition; (v) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 35 Units directly owned by AIMCO OP and the 4,452 Units owned by IPLP Acquisition; and (vi) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 32,525 Units directly owned by IPLP, the 35 Units directly owned by AIMCO OP and the 4,452 Units directly owned by IPLP Acquisition.

(7) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Not applicable.

(8)  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "The Offer -- Fees and Expenses" is incorporated herein by reference.

(9)  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1998, which are listed on the Index to Financial Statements on page F-1 of such report, are incorporated herein by reference. Such report may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

(10) ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b)-(d) The information set forth in the Offer to Purchase under "The Offer -- Section 18. Certain Legal Matters" is incorporated herein by reference.

                               Page 9 of 12 Pages

         (e) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Certain Litigation" is incorporated herein by reference

         (f)    The Offer to Purchase is hereby incorporated by reference.

(11) MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) Offer to Purchase, dated June 9, 1999.

         (a)(2) Letter of Transmittal and related Instructions.

         (a)(3) Letter, dated June 9, 1999, from AIMCO OP to the Limited Partners of the Partnership.

         (b)    Amended and Restated Credit Agreement (Unsecured
                Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

         (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

         (c)    Not applicable.

         (d)    Not applicable.

         (e)    Not applicable.

         (f)    Not applicable.

         (z)(1) Agreement of Joint Filing, dated June 9, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP and IPLP Acquisition.



                              Page 10 of 12 Pages

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 1999

                                   IPLP ACQUISITION I, L.L.C.

                                   By: /s/Patrick J. Foye
                                      ----------------------------------
                                        Executive Vice President

                                   AIMCO/IPT, INC.

                                   By: /s/Patrick J. Foye
                                      ----------------------------------
                                        Executive Vice President

                                   INSIGNIA PROPERTIES, L.P.

                                   By:  AIMCO/IPT, INC.
                                        (General Partner)

                                   By: /s/Patrick J. Foye
                                      ----------------------------------
                                        Executive Vice President

                                   AIMCO PROPERTIES, L.P.

                                   By: AIMCO-GP, INC.
                                        (General Partner)

                                   By: /s/Patrick J. Foye
                                      ----------------------------------
                                        Executive Vice President

                                   AIMCO-GP, INC.

                                   By: /s/Patrick J. Foye
                                      ----------------------------------
                                        Executive Vice President

                                   APARTMENT INVESTMENT
                                   AND MANAGEMENT COMPANY

                                   By: /s/Patrick J. Foye
                                      ----------------------------------
                                        Executive Vice President



                              Page 11 of 12 Pages

                                            EXHIBIT INDEX


     EXHIBIT NO.                 DESCRIPTION
     -----------                 -----------
         (a)(1) Offer to Purchase, dated June 9, 1999.

         (a)(2) Letter of Transmittal and related Instructions.

         (a)(3) Letter, dated June 9, 1999, from AIMCO OP to the Limited
                Partners of the Partnership.

         (b)    Amended and Restated Credit Agreement (Unsecured
                Revolver-to-Term Facility), dated as of October 1, 1998, among
                AIMCO OP, Bank of America National Trust and Savings
                Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's
                Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

         (b)(2) First Amendment to Credit Agreement, dated as of November 6,
                1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National
                Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual
                Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

         (c)    Not applicable.

         (d)    Not applicable.

         (e)    Not applicable.

         (f)    Not applicable.

         (z)(1) Agreement of Joint Filing, dated June 9, 1999, among AIMCO,
                AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP and IPLP Acquisition.



                              Page 12 of 12 Pages